SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c)
             AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                      13d-2
                               (Amendment No. __)*


                            ADHEREX TECHNOLOGIES INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    00686R200
                                 (CUSIP Number)


                                  June 12, 2007
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [ ]    Rule 13d-1(b)

         [X]    Rule 13d-1(c)

         [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  00686R200                  13G                      Page 2 of 6 Pages
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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    George W. Haywood
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) [  ]
                                                               (b) [  ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A
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  NUMBER OF        5.       SOLE VOTING POWER            11,500,000
  SHARES           -------------------------------------------------------------
  BENEFICIALLY     6.       SHARED VOTING POWER             800,000 (1)
  OWNED BY         -------------------------------------------------------------
  EACH             7.       SOLE DISPOSITIVE POWER       11,500,000
  REPORTING        -------------------------------------------------------------
  PERSON WITH      8.       SHARED DISPOSITIVE POWER        800,000 (1)
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,300,000
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                 [   ]
--------------------------------------------------------------------------------

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    9.7%
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12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--------------------------------------------------------------------------------

(1) Represents shares owned by spouse.


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Item 1(a).     Name of Issuer:

               Adherex Technologies Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               4620 Creekstone Drive, Suite 200
               Research Triangle Park
               Durham, North Carolina 27703

Item 2(a).     Name of Person Filing:

               George W. Haywood

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York,
                   New York 10017

Item 2(c).     Citizenship:

               U.S.A

Item 2(d).     Title of Class of Securities:

               Common Stock, no par value

Item 2(e).     CUSIP Number

               00686R200

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) [ ] Broker or dealer registered under Section 15 of the Act.

               (b) [ ] Bank as defined in Section 3(a) (6) of the Act.

               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                       Act.

               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act of 1940.

               (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                       (ii) (E).

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).


                                       3

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               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

               (j) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).


Item 4.        Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

               (a) Amount Beneficially Owned:                         12,300,000

               (b) Percent of Class:                                        9.7%

               (c) Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:    11,500,000

                   (ii)  shared power to vote or to direct vote:         800,000

                   (iii) sole power to dispose or to direct the
                         disposition of:                              11,500,000

                   (iv) shared power to dispose or to direct the
                        disposition of:                                  800,000

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Included as shares for which there exist shared voting and dispositive power are 800,000 shares owned by Mr. Haywood's spouse, which spouse would have the right to the receipt of dividends from, and proceeds for the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.


                                       4


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Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       5


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              June 15, 2007
                                          ----------------------
                                                  (Date)

                                           /s/George W. Haywood
                                          ----------------------
                                               (Signature)



                                             George W. Haywood
                                          ----------------------
                                               (Name/Title)



                                       6


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